Exhibit 99.35

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor’s report dated March 29, 2021 with respect to the financial statements of Mercer Park Brand Acquisition Corp. as at December 31, 2020 and 2019 and for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Corporation’s ability to continue as a going concern), included in the Registration Statement on Form 40-F of Mercer Park Brand Acquisition Corp. as filed with the United States Securities Exchange Commission.

Chartered Professional Accountants

Licensed Public Accountants

March 29, 2021

Toronto, Canada